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Black Turtle Coffee

3101 Revere Blvd
Brigantine, NJ 08203
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $20,000 invested.
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THE PITCH
Black Turtle Coffee is seeking investment to open a location and launch our online platform.
First LocationGenerating Revenue
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OUR STORY

Whether ordering from our website, or stopping by for a fresh cup, BTC will be the go-to place for coffee lovers. We plan on serving the highest quality coffee, baked goods and snacks in a trendy, cultured, and comfortable atmosphere. Our convenient location and excellent customer service will build a steady repeat customer base.

Our gourmet coffee products will be sourced from single origin, fair trade coffee beans from desirable regions located in the "bean belt," such as, Brazil and Columbia.
These products will include espressos, cappuccinos, lattés, a variety of baked goods and snacks, including healthy and organic alternatives.
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BUSINESS MODEL

Through our direct-to-consumer, online sales platform, our business will extend far beyond our physical retail location. Nonetheless, our competition in the nearby area consists mainly of fast food vendors such as Wawa, Starbucks, and Dunkin Donuts. We plan on capturing the upper end of the local coffee market by serving gourmet, specially made, self-roasted coffee products at reasonable prices. Our superior atmosphere and great customer service will target, attract, and satisfy sophisticated coffee consumers across the United States.

The location we have selected has approximately 1,400 square feet of space in a high foot traffic area near the Brigantine Beach, room for an outdoor patio, and requires minimal renovations.
The space has been vacant for several months and the owner is motivated and has offered a five-year lease at a highly competitive monthly rate
Approximately 500 square feet of outdoor patio space, with lockup racks for bicycles
A five-year lease at $1,800/month
Utilities (water, electricity, gas, internet, phone) are estimated to be $400 per month
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THE COFFEE INDUSTRY

According to analysis by Pew Research, millennials have overtaken baby boomers as America's largest living generation. Millennials are more social and mobile than previous generations and prefer to have coffee with friends in trendy, public locations, increasing the popularity of high-end coffee shops. U.S. statistics indicate that:

Gourmet coffee's popularity is increasing across diverse demographics
Americans consume more than 400 million cups of coffee per day
Retail sales of coffee exceed $14.9 billion per year
Our Position in the Industry. Our business is sure to stand out immediately as the supreme coffee brand in the local area. Brigantine and the

surrounding area has a high density of wealthy, established homeowners, college students, and young professionals. This community can afford to spend money on specialty coffees and baked goods and are willing to do so. Our market research has shown that 7 out of 10 people polled in Brigantine consume at least three cups of specialty coffee per week. As our brand continues to grow and gain awareness, our online coffee sales are positioned to take a sizable bite into the market share of major coffee labels

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THE COMPETITION

Given the proximity to the beach, bars, restaurants, shopping centers, and a sprawling residential area, our primary target market will be tourists and affluent residents. Both groups are heavy consumers of coffee, tea, snacks, and baked goods. Based on our customer surveys, there is a strong demand for a high-end coffee shop in a central location that serves great coffee and has both outdoor seating and reliable wifi. The three most common complaints about the existing competition are:

Inconsistent product: Discerning customers are reluctant to become regular patrons of a coffee shop that cannot consistently serve a high-quality product.

Lack of patio seating: Many people prefer to consume their food and beverages outdoors on a sunny day. Having outdoor space is especially important in light of the COVID-19 pandemic to assure we are able to accommodate our customers in a socially distant environment, if necessary.

Lack of reliable wifi: The lack of reliable wifi makes it difficult to attract remote workers and students.

This is a preview. It will become public when you start accepting investment.

This is a preview. It will become public when you start accepting investment.

THE TEAM

Braeden Anderson

Cofounder

Braeden Anderson is a coffee expert, lawyer, entrepreneur, author, professor, and former college basketball player. He is currently an associate attorney in New York City at Sidley Austin LLP within its Securities Enforcement & Regulatory group, which received the 2019 Chambers USA Award for Financial Services Regulation, and was named the "Law Firm of the Year" for Securities Regulation in 2021 and 2020 by U.S. News – Best Lawyers. Braeden is also the Founder of Arden Grace 17 LLC, a real estate investment company based in Manhattan that owns and manages several rental properties and other real estate assets. Prior to entering law practice, Braeden played basketball for the Fresno State Bulldogs; and then the Seton Hall Pirates where he won the Big East Conference Championship while attending law school. In addition to his legal and entrepreneurial efforts, Braeden also serves as an adjunct professor of business law at Monroe College in the Bronx, New York, and is the Chairman of the Corporate Law Section of the Metropolitan Black Bar Association (MBBA).

Selena Gabrielle

Cofounder

Selena Gabrielle is a coffee enthusiast and financial analyst at Goldman Sachs in the Business Intelligence department. Prior to her work at Goldman Sachs, Selena competed and won first prize in the Zahn Innovation Startup Competition in consecutive years for two companies: ParkBreezy and GoodMD. Other relevant and valuable experience includes positions held at Amazon Web Services and SAP Concur. Selena is proficient in data analytics, financial modeling, computer engineering, and has demonstrated mastery in the following coding languages and programs: C/C++, Python, SQL, Tableau, Alteryx, MATLAB, GraphPad Prism using ANOVAS & SEM.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Equipment $15,000

Supplies $10,000

Rent $22,000

Advertising $10,000

Space Build-Out $13,500

Mainvest Compensation $4,500

Total $75,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $685,748 $768,038 $844,842 $903,981 $949,180

Cost of Goods Sold $86,066 $96,393 $106,032 $113,454 $119,126

Gross Profit $599,682 $671,645 $738,810 $790,527 $830,054

EXPENSES

Rent $23,400 $23,985 $24,584 $25,198 $25,827

Utilities $4,800 $4,920 $5,043 $5,169 $5,298
Sales Tax $45,431 $46,566 $47,730 $48,923 $50,146
Insurance $4,629 $4,744 $4,862 $4,983 $5,107
Equipment $23,177 $23,756 $24,349 $24,957 $25,580
Cost of Labor $35,000 $35,875 $36,771 $37,690 $38,632
Loan Payments $8,833 $9,053 $9,279 $9,510 $9,747
Supplies $78,419 $80,379 $82,388 $84,447 $86,558
Cost of User Acquisition $26,624 $27,289 $27,971 $28,670 $29,386
Operating Profit $349,369 $415,078 $475,833 $520,980 $553,773

This information is provided by Black Turtle Coffee. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2021 Balance Sheet
BTC Financial Projections.pdf
BTC Business Plan.docx.pdf
Business Plan Appendix.pdf
Investment Round Status
Target Raise $75,000
Maximum Raise $106,000
Amount Invested $0
Investors 0
Investment Round Ends October 29, 2021
Summary of Terms
Legal Business Name Black Turtle Coffee
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 3%-4.2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2028
Financial Condition
No operating history

Black Turtle Coffee was established in July, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Black Turtle Coffee to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Black Turtle Coffee operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Black Turtle Coffee competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Black Turtle Coffee's core business or the inability to compete successfully against the with other competitors could negatively affect Black Turtle Coffee's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Black Turtle Coffee's management or vote on and/or influence any managerial decisions regarding Black Turtle Coffee. Furthermore, if the founders or other key personnel of Black Turtle Coffee were to leave Black Turtle Coffee or become unable to work, Black Turtle Coffee (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Black Turtle Coffee and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Black Turtle Coffee is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Black Turtle Coffee might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Black Turtle Coffee is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Black Turtle Coffee

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Black Turtle Coffee's financial performance or ability to continue to operate. In the event Black Turtle Coffee ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Black Turtle Coffee nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Black Turtle Coffee will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Black Turtle Coffee is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Black Turtle Coffee will carry some insurance, Black Turtle Coffee may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Black Turtle Coffee could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Black Turtle Coffee's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Black Turtle Coffee's management will coincide: you both want Black Turtle Coffee to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Black Turtle Coffee to act conservative to make sure they are best equipped to repay the Note obligations, while Black Turtle Coffee might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Black Turtle Coffee needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Black Turtle Coffee or management), which is responsible for monitoring Black Turtle Coffee's compliance with the law. Black Turtle Coffee will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Black Turtle Coffee is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Black Turtle Coffee fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Black Turtle Coffee, and the revenue of Black Turtle Coffee can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Black Turtle Coffee to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Black Turtle Coffee. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Black Turtle Coffee isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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